Nampak

RECEIVED
2006 JUN 30 P 2:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NAMPAK CENTRE
114 DENNIS ROAD
ATHOLL GARDENS
SANDTON 2196
PO BOX 784324
SANDTON 2146
SOUTH AFRICA.
TEL: +27 (11) 719 6300
FAX: +27 (11) 444 4794
WEBSITE: www.nampak.com

Securities & Exchange Commission
450 Fifth Street NW
Washington DC
20549
USA

06014801

26 June 2006

SUPPL

Dear Sirs

SEC file Number 82-3714 Information Furnished Pursuant to Rule 12G 3-2 (b) by Nampak Limited

Pursuant to Rule 12G 3-2 (b) enclosed is a copy of Nampak's Interim Report to Shareholders for the six months ended 31 March 2006, together with a circular to shareholders pertaining to the cash distribution mentioned in the Interim Report.

Yours faithfully

Vernon Findlay
Deputy Group Secretary

PROCESSED
JUL 03 2006
THOMSON
FINANCIAL

Sec File Number 82-3714

Nampak

INTERIM REPORT AND CASH DISTRIBUTION FOR THE SIX MONTHS ENDED 31 MARCH 2006

HIGHLIGHTS

HEPS up 10%

Profit before abnormal items up 9%

Positive impact from restructuring

ABRIDGED GROUP INCOME STATEMENT

	Notes	Unaudited 6 months ended 31 March **2006** **Rm**	2005 Rm	Change %	Audited year ended 30 Sept 2005 Rm
Revenue		**7 844.6**	7 909.6	(0.8)	15 481.1
Profit before abnormal items	1	**798.2**	733.6	8.8	1 311.0
Abnormal items	2	**(4.7)**	217.0		(63.8)
Profit from operations	3	**793.5**	950.6	(16.5)	1 247.2
Finance costs		**(81.3)**	(105.2)		(200.6)
Finance income		**24.5**	53.5		93.2
Income from investments		**3.6**	3.5		33.8
Share of (loss)/profit of associates		**(1.4)**	15.3		0.9
Profit before tax		**738.9**	917.7	(19.5)	1 174.5
Income tax		**257.7**	308.4		519.4
Net profit for the period		**481.2**	609.3	(21.0)	655.1
Attributable to:					
Equity holders of the company		**478.3**	606.1		651.3
Minority Interest		**2.9**	3.2		3.8
		481.2	609.3		655.1
Number of ordinary shares in issue (000)		**684 434**	645 126		707 171
Number of ordinary shares in issue - net of treasury shares (000)		**580 080**	641 316		641 888
Weighted average number of ordinary shares on which headline earnings and basic earnings per share are based (000)		**579 126**	638 155		638 262
Weighted average number of ordinary shares on which diluted headline earnings and diluted basic earnings per share are based (000)		**583 081**	642 670		642 385
Basic earnings per share (cents)		**82.6**	95.0	(13.0)	102.0
Distribution per share (cents)		**30.0**	–		–
Dividend per share (cents)		**-**	27.0		83.6
Fully diluted earnings per share (cents)		**82.0**	94.3	(13.0)	101.4
Determination of headline earnings					
Headline earnings per share (cents)		**82.5**	74.8	10.3	88.0
Fully diluted headline earnings per share (cents)		**81.9**	74.2	10.4	87.4
Profit attributable to ordinary shareholders for the period		**478.3**	606.1		651.3
Less: preference dividend		**-**	–		(0.1)
Adjusted for:					
Impairment losses		**18.2**	113.3		205.0
Reversal of impairment losses		**(1.8)**	–		(5.0)
Net loss/(profit) on disposal of businesses		**0.9**	(0.4)		26.6
Net profit on disposal of property, plant and equipment		**(26.0)**	(344.5)		(410.3)
Pension fund curtailment gain on disposal of business		**-**	(8.8)		(17.6)
Write off of due diligence costs		**-**	–		5.7
Tax effects		**8.1**	111.4		105.8
Headline earnings for the period		**477.7**	477.1	0.1	561.4

ABRIDGED GROUP BALANCE SHEET

	Notes	Unaudited 6 months ended 31 March 2006 Rm	Unaudited 6 months ended 31 March 2005 Rm	Audited year ended 30 Sept 2005 Rm
Assets				
Non-current assets		**5 822.6**	6 305.6	6 092.7
Property, plant and equipment		**4 641.0**	4 960.6	4 819.5
Goodwill and other intangibles		**1 029.4**	1 076.7	1 062.3
Non-current financial assets and associates		**151.6**	266.6	203.3
Deferred tax assets		**0.6**	1.7	7.6
Current assets		**4 881.2**	4 890.3	5 186.8
Inventories		**1 932.3**	1 941.8	2 001.8
Trade and other receivables		**2 524.8**	2 417.1	2 504.1
Tax assets		**46.6**	3.2	60.7
Bank balances, deposits and cash	4	**271.2**	528.2	620.2
Non-current assets classified as held for sale		**106.3**	–	–
Total assets		**10 703.8**	11 195.9	11 279.5
Equity and liabilities				
Total equity		**4 805.6**	5 763.6	5 651.6
Capital reserves		**1 222.7**	1 940.8	2 156.6
Other reserves		**(359.7)**	(102.8)	(296.3)
Accumulated profits		**3 909.6**	3 889.0	3 758.9
Equity attributable to equity holders of the parent		**4 772.6**	5 727.0	5 619.2
Minority interest		**33.0**	36.6	32.4
Non-current liabilities		**2 108.7**	1 857.5	2 154.4
Interest bearing debt	4	**914.0**	690.8	929.7
Retirement benefit obligation		**531.5**	621.2	540.7
Non-current financial liabilities		**21.7**	23.6	26.7
Deferred tax liabilities		**641.5**	521.9	657.3
Current liabilities		**3 789.5**	3 574.8	3 473.5
Trade and other payables		**2 181.7**	2 349.9	3 002.0
Interest bearing debt		**1 358.9**	1 026.3	279.3
Tax liabilities		**212.6**	198.6	192.2
Liabilities directly associated with non-current assets classified as held for sale		**36.3**	–	–
Total equity and liabilities		**10 703.8**	11 195.9	11 279.5
Additional balance sheet disclosures				
Total borrowings: total equity		**43%**	30%	21%
Net borrowings/(cash): total equity		**38%**	21%	10%
Total liabilities: total equity		**115%**	102%	99%
Net worth per ordinary share (cents) calculated on number of ordinary shares in issue - net of treasury shares of 580 080 011 (2005: 641 316 468)		**828**	899	880
Tangible net worth per ordinary share (cents) calculated on number of ordinary shares in issue - net of treasury shares of 580 080 011 (2005: 641 316 468)		**651**	731	715

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Unaudited 6 months ended 31 March		Audited year ended 30 Sept
	2006	2005	2005
	Rm	Rm	Rm
Exchange differences on translation of foreign operations	**(73.7)**	(10.4)	(102.9)
Net actuarial gains/(losses) taken to equity (net of tax)	**-**	2.4	(33.5)
Hyper-inflation capital adjustment	**14.8**	(19.6)	(89.7)
Net expense recognised directly in equity	**(58.9)**	(27.6)	(226.1)
Transfer (from)/to profit or loss from equity on hedges	**(4.5)**	1.3	1.4
Profit for the period	**481.2**	609.3	655.1
Total recognised income and expense for the period	**417.8**	583.0	430.4
Attributable to:			
Equity holders of the parent	**415.8**	579.0	429.7
Minority interest	**2.0**	4.0	0.7
	417.8	583.0	430.4

ABRIDGED GROUP CASH FLOW

	Note	Unaudited 6 months ended 31 March **2006** **Rm**	2005 Rm	Audited year ended 30 Sept 2005 Rm
Cash operating profit		**1 122.7**	1 000.9	1 849.8
Working capital changes		**(793.6)**	(430.5)	61.5
Cash generated from operations		**329.1**	570.4	1 911.3
Net finance costs		**(59.5)**	53.5	(100.3)
Income from investments		**3.6**	3.5	37.4
Tax paid		**(225.3)**	(276.0)	(418.7)
Replacement capital expenditure		**(145.8)**	(199.1)	(331.7)
Cash (utilised in)/available from operations		**(97.9)**	152.3	1 098.0
Dividends paid		**(328.9)**	(363.5)	(536.1)
Net cash (outflow)/inflow from operating activities		**(426.8)**	(211.2)	561.9
Net cash inflow from investing activities		**36.0**	279.5	168.2
Net cash (outflow)/inflow before financing activities		**(390.8)**	68.3	730.1
Net cash outflow from financing activities		**(1 054.6)**	(505.6)	(306.4)
Net (decrease)/increase in cash and cash equivalents		**(1 445.4)**	(437.3)	423.7
Cash and cash equivalents at beginning of period		**364.8**	(38.9)	(38.9)
Translation of cash in foreign subsidiaries		**11.9**	(2.1)	(20.0)
Cash and cash equivalents at end of period	4	**(1 068.7)**	(478.3)	364.8

	Unaudited 6 months ended 31 March **2006** **Rm**	2005 Rm	Change %	Audited year ended 30 Sept 2005 Rm
1. Profit before abnormal items				
South Africa	**602.4**	600.6	0.3	1 087.2
Rest of Africa	**68.9**	34.3	100.9	64.4
Europe	**126.9**	98.7	28.6	159.4
	798.2	733.6	8.8	1 311.0
2. Net abnormal income				
Retrenchment costs	**(4.2)**	(19.4)		(104.9)
Restructuring costs	**(0.2)**	(2.4)		(45.1)
Impairment losses on goodwill, plant and equipment	**(18.2)**	(113.3)		(205.0)
Reversal of impairment losses on plant and equipment	**1.8**	–		5.0
Net profit on disposal of property	**22.2**	340.9		397.5
Net (loss)/profit on disposal of businesses	**(0.9)**	0.4		(26.6)
Pension fund curtailment gain on disposal of business	**-**	8.8		17.6
Net monetary adjustment – hyperinflation	**6.0**	3.3		(2.2)
Financial instruments fair value adjustment	**(1.7)**	(1.1)		(9.8)
FEC costs on plant and equipment	**-**	(0.2)		(0.7)
Pension fund curtailment gain on restructure	**-**	–		70.2
Share based payment expense on BEE transaction	**(9.5)**	–		(219.5)
Change in estimates - provisions	**-**	–		59.7
	(4.7)	217.0		(63.8)
3. Profit from operations				
South Africa	**612.0**	599.4	2.1	784.2
Rest of Africa	**55.6**	37.2	49.5	58.0
Europe	**125.9**	314.0	(59.9)	405.0
	793.5	950.6	(16.5)	1 247.2
4. Cash and cash equivalents				
Interest bearing debt	**(2 272.9)**	(1 717.1)		(1 209.0)
Less long-term liabilities	**914.0**	690.8		929.7
Less short-term portion of long-term liabilities	**19.0**	19.8		23.9
Less bank balances, deposits and cash	**271.2**	528.2		620.2
	(1 068.7)	(478.3)		364.8

NOTES (CONTINUED)

	Unaudited 6 months ended 31 March 2006 Rm	2005 Rm	Change %	Audited year ended 30 Sept 2005 Rm
5. Supplementary information				
Depreciation	**289.5**	292.1		584.3
Amortisation	**35.4**	26.3		57.4
Capital expenditure				
– expansion	**181.4**	210.5		385.9
– replacement	**145.8**	199.1		331.7
Capital commitments				
– contracted	**156.5**	134.9		166.4
– approved not contracted	**65.3**	156.2		219.2
Lease commitments				
– land and buildings	**323.3**	387.9		342.4
– other	**92.4**	50.5		157.7
Contingent liabilities				
– customer claims and guarantees	**19.8**	44.2		23.0
– tax contingent liabilities	**738.5**	–		–

6. Tax contingent liabilities

The South African Revenue Service ("SARS") has raised assessments against a number of companies in the Nampak group against which objections will be lodged.

The first area of assessment relates to Malbak Limited ("Malbak") and a number of its subsidiary companies, which were acquired by Nampak in August 2002, in respect of transactions which took place between 1991 and 2001. SARS is claiming tax on deemed interest and alleged foreign exchange gains on loans made to an indirect, offshore subsidiary of Malbak, donations tax on the sale by Malbak of its rigid plastic business in 2001 and donations tax on the write-off of loans made to a number of employee share trusts which were set up in the Malbak group. Nampak has investigated each transaction, including obtaining two senior counsel opinions and is confident that it can successfully defend against these assessments. In the interim, an amount of R50 million has been paid to SARS on a without prejudice basis, resulting in a suspension of further payment obligations until at least Nampak's objections have been considered by SARS.

In the second area of assessment SARS is seeking to tax the profits made by Metal Box Botswana (Pty) Limited ("MBB") in the years 1996 to 2001 on the grounds that MBB was effectively managed in South Africa and did not have a permanent establishment in Botswana. Nampak will lodge an objection against the assessment and is confident, after a review of the facts, that it can successfully defend against this assessment.

R223 million for tax, R128 million for penalties and R387 million for interest in relation to the above assessments have been included in contingent liabilities.

COMMENTS

NAMPAK PROFILE

Nampak is the largest and most diversified packaging manufacturer in Africa with extensive manufacturing operations in South Africa and in a further 11 countries on the African continent. It produces packaging products from metal, glass, paper and plastics and is a major manufacturer and marketer of tissue products.

It is one of the leading suppliers of folding cartons to the food and healthcare sectors in Europe and it is the major supplier of plastic bottles to the dairy industry in the United Kingdom.

The group is actively engaged in the collection and recycling of all forms of used packaging.

STRUCTURAL CHANGES

Effective 1 October 2005 Wiegand-Glas of Germany acquired 50% of the issued share capital in Nampak Glass (Pty) Limited for € 18 million.

In terms of a scheme of arrangement, the company and a subsidiary repurchased 10% of its issued share capital, comprising 63 644 855 ordinary shares of 5 cents each, on 31 October 2005 for a total consideration of R963 million.

Tufbag was sold for R9 million, effective 1 November 2005.

GROUP FINANCIAL REVIEW

	Revenue Rm		Profit from operations Rm	
	2006	2005	**2006**	2005
South Africa	**5 507**	5 768	**612**	600
Rest of Africa	**476**	331	**56**	37
Europe	**1 980**	1 906	**126**	314
Intergroup eliminations	**(118)**	(95)	**-**	–
Total	**7 845**	7 910	**794**	951

GROUP

Excluding Peters Papers, which was sold effective 1 March 2005, sales revenue increased by 4%. Volumes in South Africa grew by 1% and in the rest of Africa, sales increased mainly as a result of good growth in the Nigerian operations. Sales in Europe increased due to substantially higher sales in the plastics business following the acquisition of two dairy in-plant operations early in 2005.

Operating profit before abnormal items increased by 9% whilst the margin improved from 9.3% to 10.2%. Profit from operations decreased by 17% to R794 million. However, 2005 included profit of R369 million on the sale of properties which was partially offset by a number of abnormal items. Net financing costs increased by 10% to R57 million as a result of the funds utilised to effect the scheme of arrangement.

The effective tax rate was 34.9% compared to 33.6% last year which included certain tax incentives that did not recur this year.

Headline earnings per share increased by 10% to 82.5 cents per share.

The increase in working capital was mainly due to a reduction in creditors which are typically lower at the interim reporting period.

Total capital expenditure was R327 million with the project to improve manufacturing efficiencies at the Glass plant being the single largest item of expenditure at R30 million.

Net debt to equity increased to 38% mainly as a result of the funds used for the scheme of arrangement.

SOUTH AFRICA

There was growth in paper and metal packaging but both were affected by lower demand from the agriculture and fishing industries and in the case of metals, the particularly wet summer. The plastics packaging segment continued to achieve above-average volume growth with strong demand for products made of rigid plastics. Some sectors of the flexible packaging market also achieved good growth but others continued to be affected by imports of both packaging and finished goods.

Overall packaging volumes grew by just over 1%.

Both toilet tissue and disposable diaper sales were higher than last year having benefited from strong consumer demand.

The substantial increase in the price of oil resulted in an increase in the cost of polymer, which in most cases was recovered. Paper prices largely remained flat. Tinplate prices were higher than a year ago following an increase effective April 2005. Aluminium prices have also increased.

Overcapacity in some sectors, low inflation and the need to compete against the threat of imports resulted in an increasingly competitive market.

Good cost management contributed to higher profit from operations.

REST OF AFRICA

Profits from this region increased substantially on strong performances by the Nigerian businesses with an especially good result from the cartons operation which has been running at full capacity. Results from Zimbabwe continued to be negatively affected by the deteriorating economy, rampant inflation and the foreign exchange crisis.

EUROPE

Trading results in Europe increased following a good performance from the plastics segment as well as an improvement in the paper segment where the profit-improvement programme at Leeds impacted positively.

SEGMENTAL REVIEW

Metals & Glass

	Revenue Rm		Profit from operations Rm		Margin %	
	2006	2005	**2006**	2005	**2006**	2005
Africa	**2 350**	2 295	**378**	362	**16.1**	15.8

Africa

The local beverage can market showed good growth in all sectors other than beer.

There was an increase in sales of aerosol cans, but paint and motor-oil can sales were lower as a result of continued substitution by plastic containers. A reduced peach crop resulted in lower demand for food cans.

Sales of glass bottles were lower due to a change in the sales mix of beer bottles as well as fewer wine bottle sales to export-related customers.

Good volume growth was achieved across a broad range of products in Nigeria. Sales volumes in Zimbabwe were negatively affected by the ongoing deterioration in the economy whilst in Kenya sales of pineapple cans were lower due to the drought.

Paper

	Revenue Rm		Profit from operations Rm		Margin %	
	2006	2005	**2006**	2005	**2006**	2005
Africa	**2 265**	2 466	**157**	123	**6.9**	5.0
Europe	**1 271**	1 309	**55**	(77)	**4.3**	(5.9)
Total	**3 536**	3 775	**212**	46	**6.0**	1.2

Africa

Overall volumes of corrugated boxes were up, but sales to the agricultural sector were adversely affected by lower fruit crops. The closure of the Rosslyn corrugated factory and the restructuring completed last year contributed to an improvement in overall efficiencies.

Greater quantities of beer labels were sold following an increase in market share. Sales of folding cartons benefited from improved demand for cigarette packaging for exports and from increased demand for fast food packaging. A shift away from the use of polystyrene for fast foods also assisted folding carton sales.

Sales of disposable diapers and toilet tissue continued their upward trend buoyed by strong consumer demand.

Operations in Zimbabwe achieved good export sales and increased their share of the tobacco box market. Malawi benefited from increased tobacco box and cement sack demand. The cartons operation in Nigeria is running at full capacity and produced good results for the period under review.

Europe

Sales volumes were higher as a result of gains in market share offset partially by a focus on more-profitable business. The profit-improvement programme at Leeds progressed satisfactorily particularly considering the difficult trading conditions in the United Kingdom folding cartons market.

Margins in the Healthcare sector remained under pressure as a result of consolidation among pharmaceutical companies and overcapacity in the packaging industry.

The profit in 2005 was negatively affected by retrenchment costs and goodwill written-off which did not recur this year.

Plastics

	Revenue Rm		Profit from operations Rm		Margin %	
	2006	2005	**2006**	2005	**2006**	2005
Africa	**1 368**	1 338	**100**	110	**7.3**	8.2
Europe	**595**	508	**54**	372*	**9.1**	73.2
Total	**1 963**	1 846	**154**	482	**7.8**	26.1

* Includes profit on sale of property.

Africa

Most products in the rigid plastics sector continued to enjoy strong sales growth. Sales of crates, closures, liquid cartons and bottles were higher on the back of buoyant demand for sports drinks, soft drinks and fruit juices.

Sales of flexible packaging to the confectionery market remained under pressure due to loss of exports and increased imports. Sales of bread bags were however substantially ahead of last year and reflect the growing consumer preference for branded bread. Sales of retail shopping bags continued to be adversely affected by imports and the use of more durable bags for grocery shopping.

Sales of plastic packaging in Zimbabwe were affected by lower consumer demand and a shortage of carbonated soft drinks.

Europe

The period under review includes a full six months of the two dairy in-plant operations acquired last year and volumes, sales revenue and profits benefited accordingly. The sales value was also affected by higher polymer prices. Excluding the profit made last year on the sale of the Woburn Sands property, the profit for the period was substantially ahead of last year.

Group services

	Revenue		Profit from operations	
	2006 Rm	2005 Rm	**2006 Rm**	2005 Rm
Africa	**-**	–	**34**	43
Europe	**114**	89	**16**	18
Intergroup eliminations	**(118)**	(95)	**-**	–
Total	**(4)**	(6)	**50**	61

Group services comprise corporate functions, procurement, treasury and property rentals.

ACCOUNTING POLICIES

The condensed financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting.

The annual financial statements for the year ended 30 September 2005 were prepared in accordance with South African Generally Accepted Accounting Practice ("SA GAAP"). In accordance with the JSE Limited Listings Requirements, the group is required to prepare its consolidated annual financial statements for the year ending 30 September 2006 in accordance with International Financial Reporting Standards ("IFRS").

On 20 February 2006, the group released audited restatements of financial information for the opening IFRS balance sheet as at 1 October 2004, the IFRS balance sheet and income statement as at and for the year ended 30 September 2005. The restated financial information has been used as comparatives in the interim announcement.

The principal accounting policies have been applied consistently with those in the restated IFRS information.

TAX CONTINGENT LIABILITIES

The South African Revenue Service has raised assessments against companies in the Nampak group and this is dealt with in more detail in Note 6 of the Interim Report.

PROSPECTS

Consumer spending in South Africa is expected to remain at current levels but imported products will continue to restrain the demand for locally packaged goods. Recent reports of lower pilchard catches could impact on sales of food cans.

Hyper-inflation and currency depreciation could affect the rand-translated results of operations in Zimbabwe.

The benefits of the cost reduction and restructuring programme that was undertaken in the second half of last year will continue to contribute to a better performance. The percentage increase in headline earnings per share for the full year is expected to be greater than that in the first half.

DISTRIBUTION OUT OF SHARE PREMIUM

Notice is hereby given that a cash distribution in lieu of a dividend, by way of a reduction of share premium, of 30.0 cents per ordinary share has been declared in respect of the six months ended 31 March 2006, subject to the approval of shareholders at a general meeting. A circular giving notice of the general meeting will be sent to shareholders in due course.

The salient dates and times of the cash distribution will be included in the circular and published on SENS and in the press. It is anticipated that the cash distribution will be paid to ordinary shareholders before the end of July 2006, which is the month in which an interim dividend would usually be paid by Nampak.

On behalf of the board

T Evans
Chairman

GE Bortolan
Chief executive officer

25 May 2006

	Profit from operations as reported		Abnormal items		IAS 39 fair value adjustments		Operating profit before abnormal items		Margins before abnormal items	
	2006 Rm	2005 Rm	**2006 Rm**	2005 Rm	**2006 Rm**	2005 Rm	**2006 Rm**	2005 Rm	**2006 %**	2005 %
Adjusted segmental information										
Metals and glass										
Africa	**378**	362	**(3)**	(2)	**3**	(3)	**378**	358	**16.1**	15.6
Paper										
Africa	**157**	123	**-**	5	**(3)**	5	**154**	133	**6.8**	5.4
Europe	**55**	(77)	**-**	128	**-**	–	**55**	51	**4.3**	3.9
Plastics										
Africa	**100**	110	**10**	(1)	**1**	(1)	**111**	108	**8.1**	8.1
Europe	**54**	372	**1**	(343)	**-**	–	**55**	29	**9.2**	5.8
Group services										
Africa	**34**	43	**(5)**	(6)	**-**	–	**29**	37		
Europe	**16**	18	**-**	–	**-**	–	**16**	18		
Total	**794**	951	**3**	(219)	**1**	1	**798**	734	**10.2**	9.3

Basis of calculation

Abnormal items are defined as items of income and expenditure which do not arise from normal trading activities or are of such a size, nature or incidence that their disclosure is relevant to explain the performance for the period.

The fair value adjustments under IAS 39 are all calculated using the mark-to-market methodology.

Nampak

(Registration number 1968/008070/06)
(Incorporated in the Republic of South Africa)
Share code: NPK ISIN: ZAE 000071676

Non-executive directors:
T Evans (*Chairman*), PL Campbell*, DA Hawton*, MM Katz*, RJ Khoza,
KM Mokoape*, ML Ndlovu*, MH Visser, RA Williams*

*Independent

Executive directors:
GE Bortolan (*Chief executive officer*), N Cumming, TN Jacobs, AS Lang (*British*)

Secretary: NP O'Brien

Registered office:
Nampak Centre
114 Dennis Road
Atholl Gardens
Sandton 2196
South Africa
(PO Box 784324 Sandton 2146, South Africa)
Telephone +27 11 719 6300

Share registrar:
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street
Johannesburg 2001
South Africa
(PO Box 61051 Marshalltown 2107, South Africa)
Telephone +27 11 370 5000

Sponsor:
UBS South Africa (Pty) Limited

Nampak

WEBSITE: www.nampak.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action to take, please consult your broker, Central Securities Depository Participant ("CSDP"), banker, attorney, accountant or other professional adviser immediately.

Should you have disposed of all of your shares in Nampak Limited ("Nampak" or "the Company") you should hand this circular to the purchaser of such shares or to the broker, CSDP or agent through whom the disposal was made.

Action required

1. If you are a certificated shareholder or an own-name registered dematerialised shareholder and you are unable to attend the general meeting convened to be held at the registered office of the Company at Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton, on Friday 14 July 2006 at 10.00am but you wish to be represented thereat, you must complete and return the attached form of proxy in accordance with the instructions contained therein to be received by no later than 10.00am on Wednesday 12 July 2006.
2. If you are a dematerialised shareholder, other than with own-name registration, you must inform your CSDP or broker of your intention to attend the general meeting and obtain the necessary authorisation from your CSDP or broker to permit you to attend the general meeting. Alternatively, you may provide your CSDP or broker with your voting instructions in terms of the agreement entered into between you and your CSDP or broker should you not be able to attend the general meeting, but wish to be represented thereat.

Nampak
packaging excellence

Nampak Limited

(Incorporated in the Republic of South Africa)
(Registration number 1968/008070/06)
(Share code: NPK ISIN: ZAE000071676)
("Nampak" or "the Company")

CIRCULAR TO SHAREHOLDERS

regarding

- **a cash distribution of 30 cents per share to ordinary shareholders by way of a reduction of share premium; and**
- **a general authority to make distributions to shareholders by way of a reduction of share premium;**

and incorporating

- **a notice of general meeting of shareholders; and**
- **a form of proxy for certificated Nampak shareholders and own-name dematerialised Nampak shareholders.**

Sponsor

UBS

Auditors and Reporting Accountants

Deloitte.

Date of issue: 26 June 2006

Copies of this circular (in English only) may be obtained from the registered office of Nampak or from the Company's share registrars, Computershare Investor Services 2004 (Pty) Limited at the addresses as set out in the "Corporate Information" section of this circular.

CORPORATE INFORMATION

Secretary and registered office
Neill O'Brien
Nampak Centre, 114 Dennis Road
Atholl Gardens, Sandton, 2196
(PO Box 784324, Sandton, 2146)

Share registrars
Computershare Investor Services 2004 (Pty) Limited
(Registration number 2004/003647/07)
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

Auditors and Reporting Accountants
Deloitte & Touche
Registered Auditors
Deloitte & Touche Place
The Woodlands
Woodlands Drive
Woodmead, Sandton, 2191
(Private Bag X6, Gallo Manor, 2052)

Sponsor
UBS South Africa (Pty) Limited
(Registration number 1995/011140/07)
64 Wierda Road East, Wierda Valley
Sandton, 2196
(PO Box 652863, Benmore, 2010)

CONTENTS

The definitions on page 3 of this circular apply, mutatis mutandis, to the following table of contents:

SALIENT DATES AND TIMES

	2006
Proxies for the general meeting to be lodged by 10.00am	Wednesday 12 July
General meeting of shareholders at 10.00am	Friday 14 July
Announcement of results of general meeting on SENS	Friday 14 July
Announcement of results of general meeting in the press	Monday 17 July
Last day to trade *cum* cash distribution	Friday 21 July
Nampak shares trade ex-distribution	Monday 24 July
Record date	Friday 28 July
Payment made to ordinary shareholders	Monday 31 July

Share certificates may not be dematerialised or rematerialised between Monday 24 July 2006 and Friday 28 July 2006, both days inclusive.

Notes:

1. *The definitions commencing on page 3 of this circular apply, mutatis mutandis, to this information on salient dates and times.*
2. *These dates and times are subject to amendments. Any such amendments will be announced on SENS.*

DEFINITIONS

In this circular, unless inconsistent with the context:

- the words in the first column have the meanings stated opposite them in the second column;
- words in the singular include the plural and vice versa;
- words importing natural persons include corporations and associations of persons; and
- any reference to one gender includes the other genders.

"the Act"	the Companies Act No. 61 of 1973, as amended;
"this circular"	this circular to shareholders, dated 26 June 2006 and the annexures hereto, incorporating a notice of the general meeting and a form of proxy;
"common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Swaziland and Lesotho;
"CSDP"	Central Securities Depository Participant, accepted as a participant in terms of the Custody and Administration of Securities Act 58 of 1992, as amended;
"distribution"	the distribution, from the share premium account of the Company, of R0.30 per ordinary share to ordinary shareholders recorded in the register on the record date;
"dematerialised shareholder"	a holder of ordinary shares which have been incorporated into the STRATE system and which are no longer evidenced by physical documents of title, the evidence of ownership regarding which is determined electronically;
"the general authority"	the general authority, subject to approval by shareholders at the general meeting, to make distributions to shareholders out of share capital and reserves of the Company in terms of section 90 of the Act;
"the general meeting"	a general meeting of shareholders to be held at the registered office of the Company at Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton 2196, South Africa on Friday 14 July 2006 at 10.00am;
"the group"	Nampak and its subsidiaries;
"the JSE"	JSE Limited, a company duly registered and incorporated with limited liability under registration number 2005/022939/06, licensed as an exchange under the Securities Services Act No. 36 of 2004 as amended;
"JSE Listings Requirements"	the Listings Requirements published by the JSE;
"last practicable date"	31 May 2006, being the last practicable date before finalisation of this circular;
"Nampak" or "the Company"	Nampak Limited, registration number 1968/008070/06, a public company incorporated in South Africa and the shares of which are listed on the JSE;
"ordinary shares"	the ordinary shares of 5 cents each in the share capital of Nampak;
"preferred ordinary shares"	the preferred ordinary shares of 5 cents each in the share capital of Nampak;
"reduction of share premium"	the reduction of the share premium account of Nampak by way of a cash distribution to ordinary shareholders in an amount of R0.30 per ordinary share in terms of section 90 of the Act;
"register"	the register or sub-register of shareholders kept by or on behalf of Nampak;
"record date"	Friday 28 July 2006;
"SENS"	Securities Exchange News Service of the JSE;
"shareholder"	the registered holder of ordinary shares and preferred ordinary shares in Nampak;
"South Africa"	the Republic of South Africa; and
"share registrars"	Computershare Investor Services 2004 (Pty) Limited, registration number 2004/003647/07

Nampak Limited

(Incorporated in the Republic of South Africa)
(Registration number 1968/008070/06)
(Share code: NPK ISIN: ZAE000071676)
("Nampak" or "the Company")

Directors

Executive

GE Bortolan *(Chief executive officer)*
N Cumming
TN Jacobs
AS Lang *(British)*

Non-executive

T Evans *(Chairman)*
PL Campbell*
DA Hawton*
MM Katz*
RJ Khoza
KM Mokoape*
ML Ndlovu*
MH Visser
RA Williams*

**Independent*

CIRCULAR TO SHAREHOLDERS

---

1. INTRODUCTION

The purpose of this circular is to give notice of a meeting of shareholders to obtain approval for:

- the proposed reduction of the share capital of the Company by way of a cash distribution to ordinary shareholders in an amount of R0.30 per ordinary share through the reduction of share premium; and
- a general authority to distribute to shareholders any share capital and reserves of the Company in terms of section 90 of the Act, subject to the Company's articles of association and the JSE Listings Requirements;

and incorporates:

- a notice of general meeting of shareholders; and
- a form of proxy.

2. REDUCTION OF SHARE PREMIUM

The directors of Nampak have approved the reduction of the share capital of the Company, subject to the approval of shareholders in general meeting, by way of a cash distribution to ordinary shareholders in an amount of R0.30 per ordinary share through the reduction of share premium. The distribution will be funded out of the group's cash resources.

3. RATIONALE

The board of directors is of the opinion that the current level of capital of the Company is surplus to the requirements of the Company and therefore believes that the distribution to ordinary shareholders as set forth in this circular is appropriate.

4. GENERAL AUTHORITY TO MAKE PAYMENTS TO SHAREHOLDERS

The general authority shall be valid until the next general meeting of the Company or for 15 months from the passing of the resolution granting the general authority (whichever period is the shorter).

Any distribution by the Company of share premium to shareholders made pursuant to the general authority shall not exceed 20% of the Company's issued share capital and reserves, excluding minority interests. All distributions by the Company of share premium will be made pro rata to all shareholders.

It is the board's intention to utilise the general authority to make payments to shareholders in the future out of the Company's share capital and reserves should the Company's capital exceed its requirements and provided that the Company will, in making such payments to shareholders, comply with the solvency and liquidity requirements set forth in the Act and the JSE Listings Requirements.

5. DISTRIBUTION PAYMENTS TO ORDINARY SHAREHOLDERS

5.1 Payments in respect of the distribution will be made to ordinary shareholders on Monday 31 July 2006.

5.2 Distribution payments to certificated ordinary shareholders will be effected by way of cheques. All monies so payable by cheque shall be sent by ordinary post, at the risk of that shareholder, to:

5.2.1 the address of that ordinary shareholder as set forth in the register; or

5.2.2 in the case of joint registered ordinary shareholders, the registered address of that one of them who is first named in the register in respect of those shares; or

5.2.3 such other address as may be designated in writing by that ordinary shareholder.

5.3 Payment of a cheque sent in terms of paragraph 5.2 above shall be a complete discharge by the Company of its relevant payment obligations in terms of the distribution.

5.4 Distribution payments to dematerialised ordinary shareholders will be effected to the relevant dematerialised ordinary shareholder's account at his CSDP or broker, as the case may be, in accordance with the terms of the agreement entered into between the dematerialised ordinary shareholder and his CSDP or broker, as the case may be. Payment to the CSDP or broker as contemplated herein shall be a complete discharge by the Company of its relevant payment obligations in terms of the distribution.

5.5 If several persons are entered in the register as joint ordinary shareholders, then payment to any one of them of any monies payable on or in respect of the distribution shall be an effective and complete discharge by the Company of the amount so paid, notwithstanding any notice (express or otherwise) which the Company may have of the right, title, interest or claim of any other person to or in any ordinary share or interest therein.

6. FINANCIAL EFFECTS OF THE DISTRIBUTION

6.1 Pro forma financial effects of the distribution

The table below sets out the unaudited pro forma financial effects of the distribution on a shareholder, based on the assumptions set out below. The pro forma financial effects are provided for illustrative purposes only and, because of their nature, may not be a fair reflection of Nampak's financial position after the distribution, nor of its future earnings. The pro forma information is the responsibility of the Nampak board of directors.

	Actual before the distribution Rm	Adjustments Rm	Pro forma after the distribution Rm	Percentage change
Net profit for the period attributable to equity holders	478.3	(4.1)	474.2	(0.9)
Headline earnings for the period	477.7	(4.1)	473.6	(0.9)
Non-current assets	5 822.6	–	5 822.6	–
Net current assets	1 091.7	(164.5)	927.2	(15.1)
Total net assets	6 914.3	(164.5)	6 749.8	(2.4)
Capital and reserves	4 805.6	(164.5)	4 641.1	(3.4)
Non-current liabilities	2 108.7	–	2 108.7	–
Total equity and liabilities	6 914.3	(164.5)	6 749.8	(2.4)
Number of shares in issue (000)	684 434			
Number of shares in issue – net of treasury shares (000)	580 080			
Weighted average number of ordinary shares on which headline earnings and basic earnings per share are based (000)	579 126			
Weighted average number of ordinary shares on which diluted headline earnings and diluted basic earnings per share are based (000)	583 081			
Basic earnings per share (cents)	82.5		81.7	(0.8)
Fully diluted earnings per share (cents)	82.0		81.3	(0.9)
Headline earnings per ordinary share (cents)	82.5		81.8	(0.8)
Fully diluted headline earnings per share (cents)	81.9		81.2	(0.9)
Basic earnings per share (cents)	82.6		81.9	(0.8)
Net asset value per share (cents)	828		800	(3.4)
Tangible net asset value per share (cents)	651		623	(4.3)

Notes:

1. *Extracted from the published unaudited results for the six months ended 31 March 2006.*
2. *Adjustments to net asset value per share and tangible net asset value per share have been made on the assumption that the distribution was effected on 31 March 2006.*
3. *Adjustments to the earnings and headline earnings per share have been made on the assumption that the distribution was effected on 1 October 2005.*
4. *The effect on net asset value and tangible net asset value has been based on 580 080 011 ordinary shares in issue net of treasury shares.*
5. *The distribution will be funded out of the group's cash resources.*

7. CONDITION PRECEDENT

The distribution is conditional upon the passing of the requisite resolutions by shareholders, the text of which is given in the accompanying notice of general meeting.

8. DIRECTORS

The names, age, function and business address of the current board of directors of Nampak are set out below:

Name	Function	Business Address
Trevor Evans (61)	Non–executive chairman of Nampak; chairman of the Remuneration and Nominations Committee; member of the Audit Committee.	Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton 2196.
Gianpaolo Eugenio Bortolan (58)	Chief executive officer of Nampak; director of Nampak Products Ltd and Nampak Metal Packaging Ltd.	Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton 2196.
Peter Lamont Campbell (69)	Non–executive director of Nampak; chairman of the Audit Committee.	Pangbourne House, 382 Jan Smuts Avenue, Craighall Park 2196.
Neil Cumming (52)	Executive director of Nampak; director of Nampak Products Ltd, Nampak Metal Packaging Ltd and Nampak Tissue (Pty) Ltd.	Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton 2196.
Derek Aubrey Hawton (68)	Non–executive director of Nampak; member of the Remuneration and Nominations Committee.	27 Fredman Drive, Sandown 2031.
Timothy Neil Jacobs (37)	Chief financial officer of Nampak; director of Nampak Products Ltd, Nampak Metal Packaging Ltd and Nampak Tissue (Pty) Ltd.	Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton 2196.
Michael Mervyn Katz (61)	Non–executive director of Nampak; member of the Remuneration and Nominations Committee; member of the Audit Committee.	150 West Street, Sandton 2196.
Reuel Jethro Khoza (56)	Non–executive director of Nampak.	1st Floor, Block A, 28 Sloane Street, Bryanston 2021.
Alastair Stuart Lang (60)	Executive director of Nampak; director of Nampak Products Ltd and Nampak Wiegand Glass (Pty) Ltd.	Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton 2196.
Keith Matila Mokoape (59)	Non–executive director of Nampak.	Superdrive Avenue, Savannah Park, Clubview X24, Centurion 0157.
Maduke Lot Ndlovu (54)	Non-executive director of Nampak; member of the Remuneration and Nominations Committee.	1st Floor, Block A, 135 Rivonia Road, Sandton 2196.
Matthys Hendrik Visser (52)	Non-executive director of Nampak.	Carpe Diem Office Park, Quantum Street, Techno Park, Stellenbosch 7600.
Robert Albert Williams (65)	Non-executive director of Nampak; member of the Audit Committee.	13a Broome Manor, 133 Curzon Avenue, Bryanston 2191.

8.1 Directors' interests

As at 30 September 2005, the directors of Nampak had the following direct and indirect beneficial and non-beneficial interests in the issued share capital:

Director	Direct beneficial interest	Indirect beneficial interest	Non-beneficial	Total	% of total issued share capital
T Evans	195 000		1	195 001	0.03
GE Bortolan	66 000		1	66 001	0.01
PL Campbell	23 200		1	23 201	0.003
N Cumming	–		1	1	–
DA Hawton	3 000		1	3 001	–
MM Katz	–		1	1	–
AS Lang	53 300		1	53 301	0.01
KM Mokoape	–		1	1	–
ML Ndlovu	–		1	1	–
MH Visser	–		1	1	–
RA Williams	170 997		1	170 998	0.02
	511 497		11	511 508	0.08

As at the last practicable date the directors of Nampak had the following direct and indirect beneficial and non-beneficial interests in the issued share capital:

Director	Direct beneficial interest	Indirect beneficial interest	Non-beneficial	Total	% of total issued share capital
T Evans	175 500		1	175 501	0.03
GE Bortolan	59 400		1	59 401	0.01
PL Campbell	20 880		1	20 881	0.003
N Cumming	–		1	1	–
DA Hawton	2 700		1	2 701	–
TN Jacobs †	–		1	1	–
MM Katz	–		1	1	–
RJ Khoza †	–	3 742 125*	1	3 742 126	0.55
AS Lang	47 970		1	47 971	0.01
KM Mokoape	–	637 144*	1	637 145	0.09
ML Ndlovu	–	637 144*	1	637 145	0.09
MH Visser	–		1	1	–
RA Williams	153 897		1	153 898	0.02
	460 347	5 016 413	13	5 476 773	0.80

† Appointed directors on 1 October 2005

**Preferred ordinary shares*

As at the last practicable date the directors of Nampak held the following share options to purchase ordinary shares:

Name	Number of share options	Option prices (cents)	Date of grant
T Evans	133 200	1 060	30 July 1998
	172 500	745	31 August 1998
	250 000	1 050	1 December 2000
	66 800	1 060	14 December 2001
	433 200	1 060	23 January 2002
	241 800	1 326	25 July 2002
	108 200	1 280	31 January 2003

Nampak
packaging excellence

Nampak Limited

(Incorporated in the Republic of South Africa)
(Registration number 1968/008070/06)
(Share code: NPK ISIN: ZAE000071676)
("Nampak" or "the Company")

FORM OF PROXY

All terms in the circular to which this form of proxy is attached, shall bear the same meanings in the form of proxy.

For use by the registered holders of certificated Nampak shares and the holders of dematerialised Nampak shares in their own name at the general meeting of the Company to be held at Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton on Friday 14 July 2006 at 10.00am ("the general meeting"), or any adjournment thereof.

Holders of Nampak shares (whether certificated or dematerialised) through a nominee must not complete this form of proxy, but should timeously make the necessary arrangements with that nominee or, if applicable, CSDP or broker, to enable them to attend and vote at the general meeting or to enable their votes in respect of their Nampak shares to be cast at the general meeting by that nominee or a proxy or a representative.

I/We (BLOCK LETTERS please) ______________________________

of (Address) ______________________________

Telephone (work) (   ) ____________ (home) (   ) ____________

being the holder/s of [   ] ordinary shares in the Company, hereby appoint (see note 1):

1. ______________________________ or failing him/her,

2. ______________________________ or failing him/her,

the chairman of the general meeting, as my/our proxy to vote on my/our behalf at the general meeting which will be held for the purpose of considering and, if deemed fit, passing, with or without modification, the ordinary resolutions to be proposed at the general meeting and at each adjournment of the general meeting and to vote for or against the ordinary resolutions or to abstain from voting in respect of the shares in the issued share capital of the Company registered in my/our name/s, in accordance with the following instructions (see note 2):

Insert an "X" or the number of shares held in the company (see note 2)			
Proposed resolutions	**For**	**Against**	**Abstain**
Ordinary resolution number 1 – specific payment to ordinary shareholders			
Ordinary resolution number 2 – to grant a general authority to distribute out of share premium			
Ordinary resolution number 3 – to grant authority to a director to effect resolutions no.1 & 2 above			

* *Insert an 'X" in the relevant spaces above according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of shares than you own in the Company, insert the number of shares held in respect of which you wish to vote (see note 2).*

Signed at ______________________ on ______________________ 2006

Signature ______________________________

Assisted by me (where applicable) ______________________________

Each member is entitled to appoint one or more proxies (who need not be a member of the Company) to attend, speak and vote in place of that member at the general meeting.

Please read the notes on the reverse side hereof.

Notes:

1. A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space/s provided, with or without deleting "the chairman of the general meeting" but any such deletion must be initialled by the member. The person whose name appears first on the form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.
2. A member's instructions to the proxy must be indicated in the appropriate box provided. Failure to comply with this will be deemed to authorise the proxy to vote or abstain from voting at the general meeting as he/she deems fit. A member may instruct the proxy to vote less than the total number of shares held by inserting the relevant number of shares in the appropriate box provided. A member who fails to do so will be deemed to have authorised the proxy to vote or abstain from voting, as the case may be, in respect of all the member's votes exercisable at the general meeting.
3. Forms of proxy must be lodged with or posted to the Company's share registrars, Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) to be received by no later than 10.00am on Wednesday 12 July 2006.
4. The completion and lodging of this form of proxy will not preclude the member from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms thereof, should such member wish to do so.
5. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity (e.g. for a company, close corporation, trust, pension fund, deceased estate, etc.) must be attached to this form of proxy unless previously recorded by the Company's share registrars or waived by the chairman of the general meeting.
6. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.
7. A minor must be assisted by the minor's parent or guardian unless the relevant documents establishing the minor's legal capacity are produced or have been registered by the share registrars of the Company.
8. Where there are joint holders of shares in the Company, any one of such persons may, alone, sign this form of proxy in respect of such shares as if such person was the sole holder, but if more than one of such joint holders submits a form of proxy, the form of proxy, if accepted by the chairman of the general meeting, submitted by the holder whose name appears first in the Company's share register will be accepted to the exclusion of any other form of proxy submitted by any other joint holder/s.
9. The chairman of the general meeting may accept any form of proxy which is completed other than in accordance with these notes if the chairman of the general meeting is satisfied as to the manner in which the member wishes to vote.

Name	Number of share options	Option prices (cents)	Date of grant
GE Bortolan	59 200	1 060	30 July 1998
	60 000	745	31 August 1998
	215 000	1 050	1 December 2000
	400 000	1 060	14 December 2001
	200 000	1 326	25 July 2002
	300 000	1 234	27 November 2003
	190 000	1 495	1 December 2004
N Cumming	44 400	1 060	30 July 1998
	37 500	745	31 August 1998
	100 000	1 050	1 December 2000
	250 000	1 060	14 December 2001
	80 000	1 326	25 July 2002
	180 000	1 234	27 November 2003
	100 000	1 495	1 December 2004
TN Jacobs	20 000	1 060	14 December 2001
	20 000	1 326	25 July 2002
	50 000	1 234	27 November 2003
	100 000	1 495	1 December 2004
AS Lang	59 200	1 060	30 July 1998
	100 000	1 050	1 December 2000
	250 000	1 060	14 December 2001
	80 000	1 326	25 July 2002
	50 000	1 234	27 November 2003
	40 000	1 495	1 December 2004

9. MAJOR SHAREHOLDERS

According to the register of shareholders at 31 March 2006, the following shareholders controlled 5% or more of the issued ordinary share capital:

	Number of shares	Percentage
Allan Gray Investment Council	144 166 898	21.1
Industrial Partnership Investments (Remgro Limited)	78 096 694	11.4
Sanlam Investment Management	73 091 026	10.7
Stanlib Asset Management	41 734 490	6.1

Nominee disclosures

To the best of the directors' knowledge, having made enquiries of nominees and other registered holders of Nampak's ordinary shares, the following parties hold beneficial interests of more than 5% of such ordinary shares:

	Number of shares	Percentage
Industrial Partnership Investments (Remgro Limited)	78 096 694	11.4
Public Investment Corporation	63 749 400	9.3

10. SHARE CAPITAL

The authorised and issued capital of Nampak on the last practicable date is set out below:

	R
Authorised share capital	
745 000 000 ordinary shares of R0.05 each	37 250 000
400 000 6% preference shares of R2.00 each	800 000
100 000 6.5% preference shares of R2.00 each	200 000
31 857 200 preferred ordinary shares of R0.05 each	1 592 860
100 redeemable preference shares of R0.05 each	5
Issued share capital – before the distribution	
652 801 361 ordinary shares of R0.05 each	32 640 068
400 000 6% preference shares of R2.00 each	800 000
100 000 6.5% preference shares of R2.00 each	200 000
31 857 195 preferred ordinary shares of R0.05 each	1 592 860
Share premium	2 338 416 328
Issued share capital – after the distribution	
652 801 361 ordinary shares of R0.05 each	32 640 068
400 000 6% preference shares of R2.00 each	800 000
100 000 6.5% preference shares of R2.00 each	200 000
31 857 195 preferred ordinary shares of R0.05 each	1 592 860
Share premium	2 142 575 920*

* This is based on 652 801 361 ordinary shares in issue at the last practicable date and a cash distribution of R0.30 per share. The final figure for the share premium will depend on the number of ordinary shares in issue on the last day to trade, being 21 July 2006.

11. STATEMENT AS TO WORKING CAPITAL

The directors of Nampak advise that, after considering the effect of the distribution, they are of the opinion that:

11.1 the Company and the group, in the ordinary course of business, will be able to pay its debts for a period of 12 months after the date of approval of this circular;

11.2 the assets of the Company and the group, fairly valued, will be in excess of its liabilities for a period of 12 months after the date of approval of this circular;

11.3 the ordinary share capital and reserves of the Company and the group will be adequate for ordinary business purposes for a period of 12 months after the date of approval of this circular;

11.4 the working capital of the Company and the group will be adequate for ordinary business purposes for a period of 12 months after the date of approval of this circular.

12. MATERIAL CHANGE

There has been no material change in the financial or trading position of the Company or the group since the publication of the interim results for the six months ended 31 March 2006.

13. OPINION AND RECOMMENDATION

The directors of Nampak are of the opinion that the resolutions proposed are in the interests of shareholders of Nampak and recommend that shareholders vote in favour thereof. Accordingly, those directors who are shareholders of Nampak intend to vote in favour of (i) the ordinary resolution to approve the distribution and (ii) the ordinary resolution granting the directors of the Company the general authority and recommend that shareholders do the same.

14. DIRECTORS' RESPONSIBILITY STATEMENT

The directors, whose names appear on page 7 of this circular, collectively and individually, accept full responsibility for the accuracy of the information given in this circular and certify that, to the best of their knowledge and belief, there are no facts, the omission of which would make any statement in this circular false or misleading and that they have made all reasonable enquiries to ascertain such facts and that the circular contains all information required by law and by the JSE Listings Requirements.

15. NON-RESIDENT SHAREHOLDERS

In terms of the Exchange Control Regulations of South Africa, the following will apply in the case of Nampak ordinary shareholders whose registered addresses are outside the common monetary area:

15.1 Emigrants from the common monetary area

The consideration due to an ordinary shareholder who is an emigrant from the common monetary area and whose registered address, in the register of ordinary shareholders of Nampak, is outside the common monetary area and whose documents of title have been restrictively endorsed under the South African Exchange Control Regulations, will be deposited in a blocked Rand account with the authorised dealer in foreign exchange in South Africa controlling his blocked assets in terms of the South African Exchange Control Regulations.

15.2 Other non-residents of the common monetary area

The consideration which is due to an ordinary shareholder who is a non-resident of South Africa and whose registered address, in the register of ordinary shareholders of Nampak, is outside the common monetary area and whose documents of title have been restrictively endorsed under the Exchange Control Regulations of South Africa, will be paid into an off-shore bank account nominated by the ordinary shareholder or will be deposited into a non-resident account with an authorised dealer in South Africa nominated by the ordinary shareholder concerned, or failing such nomination, will be kept in trust and deposited in a non-interest bearing account under the control of the share registrars, who will complete the transaction on behalf of the ordinary shareholder concerned.

16. LITIGATION STATEMENT

Nampak has included in its contingent liabilities amounts of R223 million for tax, R128 million for penalties and R387 million for interest in respect of assessments raised by SARS against Malbak Limited and a number of its subsidiaries and against Metal Box Botswana. Objections have been lodged against the assessments and Nampak is confident that its defences against the assessments will succeed.

There are no other material legal or arbitration proceedings (including proceedings which are pending or threatened of which the directors of Nampak are aware) which may have or have had, during the 12-month period preceding the last practicable date, a material effect on the financial position of the group.

17. CONSENTS

The sponsor and auditor and reporting accountants to Nampak have provided their written consents to act in the capacity stated and to their names being used in this circular and have not withdrawn their consents prior to the publication of this circular.

18. NOTICE OF GENERAL MEETING

A notice of the general meeting to be held at the registered office of the Company at Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton on Friday 14 July 2006 at 10.00am to approve the ordinary resolutions is attached to and forms part of this circular.

In terms of the JSE Listings Requirements, shareholders in general meeting are required to approve a cash distribution to shareholders out of share premium. The votes of the unlisted preferred ordinary shares will not be taken into account in determining either a quorum or for approval of the resolutions to be considered at the general meeting. The votes of shares held by the Nampak 1979 Share Purchase Trust will not be taken account of for approval of the resolutions to be considered at the general meeting.

Certificated shareholders and own-name dematerialised shareholders who are unable to attend the general meeting and who wish to be represented thereat, are requested to complete and return the attached form of proxy in accordance with the instructions contained therein, to be received by NO LATER THAN 10:00am on Wednesday 12 July 2006.

Dematerialised ordinary shareholders must inform their CSDP or broker of their intention to attend the general meeting and obtain the necessary authorisation from their CSDP or broker to permit them to attend the general meeting. Alternatively, they may provide their CSDP or broker with their voting instructions in terms of the agreement entered into between the dematerialised ordinary shareholder and their CSDP or broker, should they not be able to attend the general meeting but wish to be represented thereat.

19. DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the registered office of Nampak during normal business hours on any weekday (official public holidays in South Africa excluded) from Monday 26 June 2006 up to and including Friday 14 July 2006:

19.1 the audited financial statements of Nampak for the five financial years ended 30 September 2005;

19.2 the unaudited interim reports of Nampak for the previous five years;

19.3 the articles of association of Nampak;

19.4 a signed copy of this circular;

19.5 the consent letters referred to in paragraph 17 above; and

19.6 the independent reporting accountant's assurance report.

By order of the board

NAMPAK LIMITED

NP O'Brien
Company secretary

26 June 2006
Sandton

INDEPENDENT REPORTING ACCOUNTANT'S ASSURANCE REPORT ON THE PRO FORMA FINANCIAL INFORMATION OF NAMPAK LIMITED

"19 June 2006

The Directors
Nampak Limited
Nampak Centre
114 Dennis Road
Atholl Gardens
Sandton
2196

Dear Sirs

Independent reporting accountant's assurance report on the pro forma financial information of Nampak Limited

We have performed our limited assurance engagement in respect of the pro forma financial information set out in paragraph 6.1 of the circular dated 26 June 2006 issued in connection with a cash distribution by way of a reduction of share premium that is the subject of this circular of Nampak Limited. The pro forma financial information has been prepared in accordance with the requirements of the JSE Limited ("JSE") Listings Requirements, for illustrative purposes only, to provide information about how a cash distribution by way of a reduction of share premium might have affected the reported historical financial information presented, had the corporate action been undertaken at the commencement of the period or at the date of the pro forma balance sheet being reported on.

Directors' responsibility

The directors are responsible for the compilation, contents and presentation of the pro forma financial information contained in the circular and for the financial information from which it has been prepared. Their responsibility includes determining that: the pro forma financial information has been properly compiled on the basis stated; the basis is consistent with the accounting policies of Nampak Limited; and the pro forma adjustments are appropriate for the purposes of the pro forma financial information disclosed in terms of the JSE Listings Requirements.

Reporting accountant's responsibility

Our responsibility is to express our limited assurance conclusion on the pro forma financial information included in the circular to Nampak Limited shareholders. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements applicable to Assurance Engagements Other Than Audits or Reviews of Historical Financial Information and the Guide on Pro Forma Financial Information issued by SAICA.

This standard requires us to obtain sufficient appropriate evidence on which to base our conclusion.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Sources of information and work performed

Our procedures consisted primarily of comparing the unadjusted financial information with the source documents, considering the pro forma adjustments in light of the accounting policies of Nampak Limited, considering the evidence supporting the pro forma adjustments and discussing the adjusted pro forma financial information with the directors of the company in respect of the corporate actions that are the subject of this circular.

In arriving at our conclusion, we have relied upon financial information prepared by the directors of Nampak Limited and other information from various public, financial and industry sources.

While our work performed has involved an analysis of the historical published audited financial information and other information provided to us, our assurance engagement does not constitute an audit or review of any of the underlying financial information conducted in accordance with International Standards on Auditing or International Standards on Review Engagements and accordingly, we do not express an audit or review opinion.

In a limited assurance engagement, the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

Based on our examination of the evidence obtained, nothing has come to our attention, which causes us to believe that, in terms of the section 8.17 and 8.30 of the JSE Listings Requirements:

- the pro forma financial information has not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies of the issuer; and
- the adjustments are not appropriate for the purposes of the pro forma financial information as disclosed.

Deloitte & Touche
Registered Auditors

Private Bag X6
Gallo Manor
2052

Per **Tim Ross**
Partner"

Nampak
packaging excellence

Nampak Limited

(Incorporated in the Republic of South Africa)
(Registration number 1968/008070/06)
(Share code: NPK ISIN: ZAE000071676)
("Nampak" or "the Company")

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of the ordinary shareholders of Nampak ("shareholders") will be held at the registered office of the Company at Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton on Friday 14 July 2006 at 10.00am to consider and, if deemed fit, to pass, with or without modification, the following ordinary resolutions:

ORDINARY RESOLUTION NUMBER 1

"RESOLVED THAT the Company effects a specific payment to its ordinary shareholders of R0.30 per issued ordinary share from its share premium account in terms of section 90 of the Companies Act No. 61 of 1973, as amended."

Note to ordinary resolution number 1

Based on 652 801 361 ordinary shares in issue on the last practicable date, the total payment to ordinary shareholders would be R195 840 408.30. The final payment amount will depend on the number of ordinary shares in issue on the last day to trade, being 21 July 2006.

ORDINARY RESOLUTION NUMBER 2

"RESOLVED THAT the directors of the Company be hereby authorised, by way of a general authority, to distribute to shareholders of the Company any share capital and reserves of the Company in terms of section 90 of the Companies Act No. 61 of 1973, as amended, and in terms of the Company's articles of association and in terms of the JSE Listings Requirements of the JSE Limited, provided that:

- the general authority shall be valid until the next general meeting of the Company or for 15 months from the passing of this ordinary resolution (whichever period is the shorter); and
- any general distribution of share premium by the Company shall not exceed 20% of the Company's issued share capital and reserves, excluding minority interests."

The directors of the Company are of the opinion that, were the Company to enter into a transaction to distribute share capital and/or reserves totalling 20% of the current issued share capital and reserves of Nampak:

- the Company and its subsidiaries ("the group") will be able to pay its debts as they become due in the ordinary course of business;
- the consolidated assets of the Company and the group, fairly valued, will exceed its consolidated liabilities;
- the issued share capital of the Company and the group will be adequate for the purpose of the business of the Company and the group for the foreseeable future; and
- the working capital available to the Company and the group will be adequate for the Company and the group's requirements for the foreseeable future.

ORDINARY RESOLUTION NUMBER 3

"RESOLVED THAT any director of the Company be and is hereby authorised to take all such steps and sign all such documents necessary to give effect to the aforegoing ordinary resolutions."

VOTING

On a show of hands, every shareholder of the Company who (being an individual) is present in person or by proxy at the general meeting or which (being a company or body corporate) is represented thereat by a representative appointed pursuant to section 188 of the Companies Act No. 61 of 1973, as amended, shall have one vote and, on a poll, every shareholder of the Company who (being an individual) is present in person or by proxy at the general meeting or which (being a company or body corporate) or represented by proxy at the general meeting, shall have one vote for every Nampak share of which it is the holder.

In terms of the JSE Listings Requirements, shareholders in general meeting are required to approve a cash distribution to shareholders out of share premium. The votes of the unlisted preferred ordinary shares will not be taken into account in determining either a quorum or for approval of the resolutions to be considered at the general meeting. The votes of shares held by the Nampak 1979 Share Purchase Trust will not be taken account of for approval of the resolutions to be considered at the general meeting.

Dematerialised Nampak ordinary shareholders (who are not "own-name" dematerialised Nampak shareholders) who wish to attend the general meeting or to vote by way of proxy, must contact their CSDP or broker who will furnish them with the necessary authority to attend the general meeting or be represented thereat by proxy. This must be done in terms of the agreement entered into between the dematerialised Nampak shareholder and the CSDP or broker.

PROXIES

A Nampak shareholder entitled to attend and vote at the general meeting may appoint one or more persons as its proxy to attend, speak and vote in its stead. A proxy need not be a shareholder of the Company.

A form of proxy is attached for the convenience of certificated Nampak shareholders and "own-name" dematerialised Nampak ordinary shareholders who are unable to attend the general meeting, but who wish to be represented thereat. In order to be valid, duly completed forms of proxy must be received by the share registrars of the Company, Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), by no later than 10:00am on Wednesday 12 July 2006.

By order of the board

NAMPAK LIMITED

NP O'Brien
Company secretary

26 June 2006
Sandton

Registered office
Nampak Centre
114 Dennis Road
Atholl Gardens, Sandton, 2196
(PO Box 784324, Sandton, 2146)

Share registrars
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

FCB JONSSONS